Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 21, 2016

Relating to Preliminary Prospectus dated January 11, 2016

Registration No. 333-207888

ELEVATE CREDIT, INC.

Free Writing Prospectus

This free writing prospectus relates to Elevate Credit, Inc. (“Elevate” and, together with its consolidated subsidiaries, the “Company,” “we,” “our” or “us”) and should be read together with the preliminary prospectus dated January 11, 2016 (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-207888) (the “Registration Statement”) relating to the offering of the shares of common stock of Elevate.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. Alternatively, copies of the Preliminary Prospectus related to the offering may be obtained from: UBS Investment Bank c/o Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, or by calling 1-888-827-7275; Jefferies LLC, 520 Madison Ave., 2nd Floor, New York, NY 10022, phone: 877-547-6340, email: Prospectus_Department@Jefferies.com; Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, or by telephone at (415) 364-2720, or by email atsyndprospectus@stifel.com; William Blair & Company, L.L.C., Attention Prospectus Department, 222 West Adams Street, Chicago, IL 60606, by telephone at (800)-621-0687, or by email at prospectus@williamblair.com; or BB&T Capital Markets, a division of BB&T Securities, LLC, Attn: Prospectus Group, 901 East Byrd Street, 3rd Floor, Richmond, VA 23219, or by emailingprospectusrequests@bbandtcm.com.

To review a filed copy of the Preliminary Prospectus, click on the following link:

https://www.sec.gov/Archives/edgar/data/1651094/000119312516425646/d83122ds1a.htm

Elevate Delays Pricing of Anticipated Initial Public Offering

Fort Worth, Texas — January 21, 2016 — Elevate Credit, Inc. today announced that due to the volatile market, it has decided to temporarily delay the pricing of its initial public offering.

“Although the response to the marketing of our planned IPO has been very favorable, we recognize that the current market volatility makes it very difficult to price our offering at present,” stated Elevate’s Chief Executive Officer Ken Rees. “We will continue to evaluate the timing for the offering as market conditions develop. We believe our strong growth to date, and our responsible online credit products, make Elevate an exciting opportunity that we look forward to bringing to the market.”

About Elevate

Elevate’s innovative online credit solutions provide immediate relief to customers today and help them build a brighter financial future. The company is committed to rewarding borrowers’ good financial behavior with features like interest rates that can go down over time, free financial training, and free credit monitoring. Elevate’s suite of groundbreaking credit products includes RISE, Sunny, and Elastic. The company is privately held and is backed by respected Silicon Valley venture capital firms including Sequoia Capital and Technology Crossover Ventures.